TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 16, 2019

Dear Sir/ Madam,

Sub: Intimation

This is to inform that the Board of Directors of Infosys Limited ('**Board of Directors**') at its meeting held on May 15th 2019, *inter-alia* approved the following, based on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders:

1. **The Infosys Expanded Stock Ownership Program – 2019 ('2019 Plan')** - In continuation of the Company's philosophy of aligning employee interests with shareholder value creation and in line with global practices, the Board of Directors has now approved to issue a new stock incentive plan called Infosys Expanded Stock Ownership Program - 2019 ('**2019 Plan**'). This unique plan which sets out challenging performance criteria aligned to shareholder value creation will deepen employee ownership of the Company. By inclusion of leading market benchmarked performance criteria like Relative Total Shareholder Return (TSR) in the 2019 Plan, the Company has adopted best in class global corporate governance practices. Further it will incentivize, retain, and attract key talent through this performance based stock incentive plan amongst an expanded employee base. The performance linked vesting 2019 Plan is distinct from the 2015 Plan. Under the 2015 Plan the grants largely vested based on time whereas under the 2019 Plan the grants will vest strictly on performance. Accordingly, it is proposed to allocate a maximum limit of 50,000,000 shares (approximately 1.15% of the equity share capital as on the date of this notice) of the Company under the 2019 Plan. The 2019 Plan shall be effective on and from the date of receipt of approval of the shareholders.

2. **Grant of stock incentives to Salil Parekh, Chief Executive Officer ('CEO') and Managing Director under the 2019 Plan -** The grant of stock incentives to Salil Parekh, CEO and Managing Director, to incentivize him to increase shareholder value and to drive execution excellence of the agreed business strategy. From the Infosys Expanded Stock Ownership Program - 2019 ('2019 Plan') (subject to the same being approved by the shareholders), it is proposed to grant annual performance-based stock incentives in the form of restricted stock units covering Company's equity shares having a market value as on the date of the grant of Rs. Ten Crores (Rs. 10,00,00,000) ('2019 Annual Performance Equity Grant'), to Salil Parekh, CEO and Managing Director which shall vest 12 months from the date of each grant. The vesting of the 2019 Annual

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Performance Equity Grant will be as per the performance criteria as mentioned in the 2019 Plan.

3. **Change in terms of appointment of Salil Parekh, CEO and Managing Director -** The change in terms of appointment of Salil Parekh, CEO and Managing Director by amending paragraph 3(b) of the Original Resolution approved by the members on February 20, 2018 pursuant to postal ballot notice dated January 3, 2018 by changing the vesting period of Annual Performance Equity Grant from the current three years to one year;

4. **Grant of stock incentives to U.B. Pravin Rao, Chief Operating Officer ('COO') and Whole Time Director**- The grant of stock incentives to U.B. Pravin Rao, COO and Whole Time Director, to incentivize him to increase shareholder value and to drive execution excellence of the agreed business strategy. From the Infosys Expanded Stock Ownership Program - 2019 ('2019 Plan') (subject to the same being approved by the shareholders), it is proposed to grant annual performance-based stock incentives in the form of restricted stock units covering Company's equity shares having a market value as on the date of the grant of Rs. Four Crores (Rs. 4,00,00,000) ('2019 Annual Performance Equity Grant'), to U.B. Pravin Rao, COO and Whole Time Director which shall vest 12 months from the date of each grant. The vesting of the 2019 Annual Performance Equity Grant will be as per the performance criteria as mentioned in the 2019 Plan.

The Press release titled "**Infosys Announces a Benchmark Stock Ownership Program Based on Performance**" is enclosed

This is for your information and records and the same will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Announces a Benchmark
Stock Ownership Program Based on Performance

Proposes to allocate 50 mn shares to employees aligned to shareholder value creation and to broaden and deepen employee ownership of the company

Bengaluru – May 16, 2019: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced that its board of directors has approved the Infosys Expanded Stock Ownership Program 2019 that links long term employee incentives with shareholder value creation. Subject to shareholder approval, this unique plan proposes to allocate 50 mn shares (or 5 crore shares) equating 1.15% of the company's equity shares to a broad base of employees, which will vest on challenging performance criteria.

This program builds on the strong legacy of meritocracy that was established by the founders, and strengthens the company's efforts towards wealth creation for employees, enhanced shareholder returns and delight for customers. The company has been a pioneer in India, rewarding its employees through stock ownership programs starting in 1994, including the 2015 Incentive Compensation Plan.

The Infosys Expanded Stock Ownership Program 2019, under which grants will vest based on performance, aims to align employee interest with shareholder value creation, incentivize, attract and retain key talent, and reward employee performance with ownership. The grants allocated to employees over a period of seven years will vest based on challenging performance criteria of a) relative Total Shareholder Return (TSR) against an industry peer group, b) relative TSR against domestic and global indices and c) operating lead performance metrics such as total revenue and digital revenue growth, and operating margins.

Salil Parekh, Chief Executive Officer and Managing Director, Infosys, said, "Infosys has been a pioneer for many firsts in India, and this program is a key milestone as it sets another benchmark in the industry. Our employees are our biggest asset, and through this program we aim to recognize and reward individuals who are committed to driving value creation for all stakeholders through their continued and consistent performance. By making employees owners, they get an opportunity to be beneficiaries in the long term success of the company and realize the results of their work and dedication."

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the

systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For more information contact PR_Global@Infosys.com